Van Kampen Real Estate Securities Fund 				Exhibit 77D


On March 1, 2007 the Fund's Board of Trustees eliminated the following non-fundamental investment policies:

*	Purchasing securities on margin
*	Purchasing oil and gas interests
*	Purchasing warrants and/or rights
*	Purchasing securities of companies with a Director/officer
ownership interest
*	Investing in securities for the purpose of exercising management control
*	Purchasing securities of unseasoned companies
*	Purchasing securities of other investment companies